Exhibit A

Report of Independent Accountants

To the board of directors and shareholders of Ceragon Networks AS (formerly Nera Networks AS)

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows present fairly, in all material respects, the financial position of Ceragon Networks AS (formerly Nera Networks AS) and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers AS
Oslo, Norway
August 10, 2012

Ceragon Networks AS (former Nera Networks AS)
Consolidated balance sheet

Amounts in NOK millions	Note	31/12/2010	31/12/2009

ASSETS
Non-current assets
Property, plant & equipment	6	59.0	156.9
Intangible assets	7, 24	113.9	106.0
Deferred income tax asset	8	-	-
Available-for-sale financial assets	9	1.3	-
Other non-current assets	35	28.8	-
Total non-current assets		202.9	262.9

Current assets
Inventories	10	113.9	128.6
Trade and other receivables	11, 25	717.3	853.4
Derivative financial instruments	12	15.4	4.7
Cash and cash equivalents	13	102.6	88.2
Total current assets		949.2	1,074.8

Total assets		1,152.2	1,337.7

Ceragon Networks AS ( former Nera Networks AS)
Consolidated Balance sheet

Amounts in NOK millions	Note	31/12/2010	31/12/2009

EQUITY
Capital and reserves attributable to equity
holders of the Company
Ordinary shares	14, 34	85.0	53.6
Share premium		271.0	-
Other reserves	30	15.5	-
Retained earnings		(334.1)	(329.0)
Total equity		37.5	(275.5)

LIABILITIES
Non-current liabilities
Borrowings		-	-
Intercompany borrowings Eltek ASA	17	57.3	601.5
Deferred income tax liabilities		-	-
Net retirement benefit obligations	15	24.6	34.7
Provisions for other liabilities and charges	16	223.6	80.4
Total non-current liabilities		305.5	716.6

Current liabilities
Borrowings		3.1	4.2
Intercompany borrowings Eltek ASA	17	159.5	220.8
Trade creditors and other payables / intercompany payables	18, 25	548.5	560.4
Current income tax payable		5.9	4.2
Derivative financial instruments		-	1.4
Provisions for other liabilities and charges	16	92.1	105.6
Total current liabilities		809.2	896.6
Total liabilities		1,114.7	1,613.2
Total equity and liabilities		1,152.2	1,337.7

Ceragon Networks AS (former Nera Networks AS)
Consolidated income statement

Amounts in NOK millions	Note	2010	2009

Sales	5	1,503.3	1,767.1
Cost of sales		(1,397.4)	(1,477.9)
Gross profit		105.9	289.3

Selling and marketing costs	31	(142.7)	(168.2)
Administrative expenses	21, 27, 31	(148.9)	(100.2)
R&D and engineering costs		(106.1)	(241.0)
Other gains/(losses) - net	19	(7.1)	(24.0)
Total operating costs		(404.7)	(533.4)
Operating profit		(298.8)	(244.2)

Financial income	22	7.0	8.4
Financial costs	22, 32	(37.7)	(46.4)
Net financial items		(30.7)	(38.0)

Profit (-loss) before income tax		(329.5)	(282.2)
Income tax expense	8, 23	(10.3)	(154.2)
Net Profit (- loss) for the year		(339.8)	(436.3)

Attributable to:
Holders of the Company		(339.8)	(436.3)

Basic earnings per share
From continuing operation (NOK)	34	(82.27)	(138.52)

Diluted earnings per share
From continuing operation (NOK)	34	(82.27)	(138.52)

Consolidated statement of comprehensive income

Amounts in NOK millions		2010	2009

Net profit for the year		(339.8)	(436.3)

Net investment in foreign operations	33	(23.5)	12.8
Effect hyperinflation Venezuela	32	9.7	-
Other currency translation effects		(10.7)	46.4
Other comprehensive income(loss)		(24.6)	59.2
Total comprehensive income(loss) for the year		(364.4)	(377.2)

Total comprehensive income(loss) attributable to :
Equity holders of the Company		(364.4)	(377.2)

Ceragon Networks AS (former Nera Networks AS)
Consolidated changes in equity

Reconciliation of movements in capital and reserves:

Amounts in NOK millions	Attributable to equity holders of the Company
	Number of
	shares	Share	Share	Other	Retained
	(millions)	capital	premium	reserves	earnings	Total equity

Balance as at 1 January 2009	3.15	53.6	186.9	-	(138.6)	101.8
Net profit for the year	-	-	(186.9)	-	(249.5)	(436.3)
Other comprehensive income(loss)	-	-	-	-	59.2	59.2
Cost of share based payments (options in Eltek ASA)	-	-	-	-	(0.1)	(0.1)
At 31 December 2009	3.15	53.6	-	-	(329.0)	(275.5)

Balance as at 1 January 2010	3.15	53.6	-	-	(329.0)	(275.5)
Net profit for the year	-	-	-	-	(339.8)	(339.8)
Other comprehensive income(loss)	-	-	-	-	(24.6)	(24.6)
Cost of share based payments (shares in Eltek ASA)	-	-	-	-	1.1	1.1
Receivables on Nera subsidiaries bought from Eltek below par value (note 17)	-	-	-	-	358.3	358.3
Negative goodwill/excess amount related to aquisition of Nera Telecommunications Latin-America SA (note 30)	-	-	-	15.5	-	15.5
Share issue (debt conversion)	1.85	31.5	271.0	-	-	302.5
At 31 December 2010	5.0	85.0	271.0	15.5	(334.1)	37.5

Ceragon Networks AS (former Nera Networks AS)
Consolidated cash flow statement

Amounts in NOK millions	Note	2010	2009

Cash flows from operating activities
Profit before tax		(329.5)	(282.2)
Depreciation	6, 7	63.9	88.1
Impairment charge	6, 7	-	190.0
Share-based payments	20	1.1	(0.1)
Changes in trade creditors (including exchange differences on consolidation)	18	(67.3)	(302.7)
Changes in inventories and trade receivables (including exchange differences on consolidation)	10, 11	185.8	485.8
Changes in pension liabilities	15	(10.1)	7.5
Changes in net value of derivative financial instruments		(10.8)	(11.0)
Changes in other non-current assets		(28.8)	-
Net financial items		30.7	38.0
Other items, including items charged directly through equity		96.3	93.2
Net cash generated from operations		(68.6)	306.6
Interest cost	22	(18.0)	(37.8)
Income tax paid		(4.2)	-
Net cash generated from operating activities (A)		(90.9)	268.8

Cash flows from investing activities
Investments in intangibles and property, plant & equipment (including the effects on acquisition)	6, 7	(75.5)	(108.1)
Proceeds from disposal of property and plant (cash effect)	6	-	-
Net cash effect from acquisition of subsidiaries	30	32.3	-
Changes in other investments	9	(1.3)	-
Net cash flows from investing activities ( B )		(44.5)	(108.1)

Cash flows from financing activities
Net cash effect from issuance of shares		-	-
Change in current borrowings		(1.1)	4.2
Change in intercompany borrowings	17	150.9	(126.8)
Dividends paid		-	-
Net cash flows from financing activities ( C )		149.8	(122.6)

Net change in cash and cash equivalents (A+B+C)		14.5	38.1
Cash and cash equivalents 1 January	13	88.2	50.1
Cash and cash equivalents 31 December		102.6	88.2

Ceragon Networks AS (former Nera Networks AS)

NOTE 1 Corporate information

Ceragon Networks Group  (the Group), consisting of Ceragon Networks AS (Nera Networks AS) (the Company) and its subsidiaries, is a supplier to the global telecommunication industry. The Company’s headquarter is in Kokstad, Bergen. The company changed its name from Nera Networks AS to Ceragon Networks AS in January 2012.

The consolidated financial statements of the Company for the year ended 31 December 2010 comprise the Company and its subsidiaries and the Group’s interest in associates and jointly controlled entities.

Ceragon Networks AS (Nera Networks AS) was a wholly owned subsidiary of Networks Holding AS at 31 December 2010. Networks Holding AS was a wholly owned subsidiary of Eltek ASA. On 19 January 2011 Ceragon Networks AS (Nera Networks AS) was sold to Ceragon (UK) Limited, a 100% subsidiary of Ceragon Networks Ltd (Israel).

Ceragon Networks Group (Nera Networks Group) was legally exempt from the requirements to publish consolidated group financial statements both for 2009 and 2010 because Ceragon Networks Group (Nera Networks Group) was part of Eltek Group and therefore consolidated in their financial statements. The Consolidated Financial Statement for Eltek Group can be obtained from Eltek’s webpage www.eltek.com.  The 2009 Eltek Group accounts were issued by the Board on 24. March 2010 and the 2010 Eltek Group accounts were issued on 24. March 2011. The 2010 financial statement of Ceragon Networks AS (Nera Networks AS) – the parent company (NGAAP) – were issued by the board on 29. June 2011

The 2010 financial statement of the consolidated Ceragon Networks As-were issued by the CEO and CFO of Ceragon Networks Ltd on August 10, 2012.

NOTE 2 Accounting principles

STATEMENT OF COMPLIANCE
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

BASIS OF PREPARATION
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements are presented in Norwegian Kroner (NOK) million. They have been prepared under the historical cost convention, except that the following assets and liabilities are stated at their fair value: derivative financial instruments and available for sale financial assets.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

These financial statements are the first consolidated financial statements the group has prepared. There were previously no consolidated financial statements prepared either under local GAAP or under IFRS for the Ceragon Network AS group. These financial statement are therefore the first set of IFRS financial statements and in accordance with IFRS 1 the company has presented in 36 the opening IFRS balance sheet as of 1 January 2009. Under IFRS there is no requirement to provide a reconciliation between IFRS and local GAAP,  since the group has not prepared local GAAP financial statements previously, The opening IFRS balance sheet as of 1 January 2009 is based on financial information as included in the audited consolidated financial statements of Eltek ASA for the year ended 31 December 2008 for those entities included in the Ceragon Networks AS group at a carry over basis. The group has applied identical accounting principles and policies as those that was applied by Eltek ASA in those consolidated financial statements.

(a) New and amended standards adopted by the group

The Group has adopted the following new and amended IFRSs as of 1 January 2010:

IAS 27 (revised), ‘Consolidated and separate financial statements’, (effective from 1 July 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. The group have adopted IAS 27 (revised) prospectively to transactions with non-controlling interests from 1 January 2010.

IAS 38 (amendment), ‘Intangible Assets’. The amendment is part of the IASB’s annual improvements project published in April 2009 and the group and company have adopted IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment does not have a material impact on the group or company’s financial statements.

IFRS 5 (amendment), ‘Measurement of non-current assets (or disposal groups) classified as held-for-sale’. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The group and company have adopted IFRS 5 (amendment) from 1 January 2010. The amendment does not have a material impact on the group or company’s financial statements.

IAS 1 (amendment), ‘Presentation of financial statements’. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The group and company have adopted IAS 1 (amendment) from 1 January 2010. The amendment does not have a material impact on the group or company’s financial statements.

IFRIC 18, ‘Transfers of assets from customers’, effective for transfer of assets received on or after 1 July 2009. This interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services (such as a supply of electricity, gas or water). In some cases, the entity receives cash from a customer that must be used only to acquire or construct the item of property, plant, and equipment in order to connect the customer to a network or provide the customer with ongoing access to a supply of goods or services (or to do both). The amendment does not have a material impact on the group or company’s financial statement.

Ceragon Networks AS (former Nera Networks AS)

IFRIC 16, ‘Hedges of a net investment in a foreign operation’ effective 1 July 2009. This amendment states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied. In particular, the group should clearly document its hedging strategy because of the possibility of different designations at different levels of the group. The amendment does not have a material impact on the group or company’s financial statement.

IAS 36 (amendment), ‘Impairment of assets’, effective 1 January 2010. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, Operating segments’ (that is, before the aggregation of segments with similar economic characteristics).

(b) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the group

The following standards and amendments to existing standards have been published and are mandatory for the group’s accounting periods beginning on or after 1 January 2011 or later periods, but the group has not early adopted them:

IFRS 9, ‘Financial instruments’, issued in November 2009. This standard is the first step in the process to replace IAS 39, ‘Financial instruments: recognition and measurement’. IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. However, the standard has not yet been endorsed by the EU.

IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after 1 January 2011. Earlier application, in whole or in part, is permitted. However, the standard has not yet been endorsed by the EU.

CONSOLIDATION
Subsidiaries
Subsidiaries are all entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the aggregate of the fair values of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

SEGMENT REPORTING
A business segment is a group of assets and operations engaged in providing products and/or services that is subject to risk and returns that are different from those of other business segments. A geographical segment is engaged in providing products and/or services within a particular economic environment that are subject to risk and return that are different from those of segments operating in other economic environments.

Segment income and expenses are that portion of the Company’s operating revenues and expenses that are directly attributable to the activities in the segments. Internal profits on sales between the various segments are eliminated in the segment reporting. Segment assets and liabilities are balance sheet items that are directly attributable to the activities in the segments.

FOREIGN CURRENCY TRANSLATION
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Norwegian Kroner (NOK), which is the Company’s functional and presentation currency.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the individual transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

See also note 32 regarding Group operations in Venezuela. Venezuela is in 2010 considered as hyperinflation economy.

Translation differences on non-monetary assets and liabilities, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.
•	Income and expenses for each income statement are translated at average exchange rates.
•	All resulting exchange differences are recognized as a separate component of equity.

Upon consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Ceragon Networks AS (former Nera Networks AS)

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

PROPERTY, PLANT & EQUIPMENT
Property, plant & equipment, other than investment properties, are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	5-50 years
Plant and machinery	3-10 years
Fixtures and office equipment	3-10 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount, if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

INTANGIBLE ASSETS
Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically feasible and the Group has sufficient resources to complete the development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditures is recognized in the income statement as an expense as incurred. Capitalized development expenditures are stated at cost less accumulated amortization (see next page) and impairment losses.

Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives (3-5 years). Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in the income statement when the asset is derecognized.

Computer software
Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (3-4 years).

Costs associated with maintaining computer software are recognized as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that are probable to generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads.

Computer software development costs recognized as assets are amortized over their estimated useful lives (3-4 years).

Other intangible assets
Purchased technology, trademarks, licenses and customer relationships are capitalized and carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their estimated useful lives, as follows:

Developed technology	2-5 years
Customer relationships	3-5 years
Order backlog	1 year
Licenses	16 years
Patents	13 years
Trademark	indefinite useful life

IMPAIRMENT OF NON-FINANCIAL ASSETS
Assets that have an indefinite useful life are not subject to amortization and are tested for impairment at least annually. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

FINANCIAL ASSETS
The Group classifies its financial assets in the following categories:

Financial assets at fair value through profit and loss and hedging activities
Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value.
No derivative financial instruments used for hedging activities are recognized for hedge accounting as fair value hedges or cash flow hedges  Derivatives are therefore assessed at fair value at each period end and changes in fair value are recognized in the financial statement  through profit or loss

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These are classified as Trade and other receivables, except for maturities greater than 12 months after the balance sheet date, which are classified as ‘Other non-current assets’ in the balance sheet. Loans and receivables are carried at amortized cost using the effective interest method.

Ceragon Networks AS (former Nera Networks AS)

Available-for-sale financial assets
Investments are initially recognized at cost, being the fair value of the consideration given and including acquisition charges associated with the investment. After initial recognition, investments classified as available-for-sale, are measured at fair value. Gains and losses are recognized as a separate component of equity until the investment is sold or otherwise disposed of, or until the investment is determined to be impaired.

INVENTORIES
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the the ﬁrst-in, ﬁrst-out (FIFO)and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and applicable variable selling expenses.

TRADE AND OTHER RECEIVABLES
Trade and other receivables are carried at amortized cost, less provision for impairment. The interest element is disregarded if it is insignificant. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is recognized in the income statement within administrative expenses.

CONSTRUCTION CONTRACTS
When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are deemed to be recoverable. When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

The Group uses the “percentage of completion method” to determine the appropriate amount of revenue to recognize in a given period. The stage of completion is measured by reference to milestones in the contract.

The stage of completion is measured by reference to the accumulated amounts invoiced as a percentage of the total estimated/negotiated revenue for each contract. Hence recognition as income takes place when the progress has reached a sufficient completion percentage based on milestones in the contract, for estimating the result/margin for each individual contract with a satisfactory degree of reliability.

The Group presents as an asset the gross amount due from customers for contract work for all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceed progress billings. Progress billings not yet paid by customers and retention are included within trade and other receivables.

The Group presents as a liability the gross amount due to customers for contract work for all contracts in progress for which progress billings exceed costs incurred plus recognized profits (less recognized losses).

CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

EQUITY
Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Currency translation reserve
Conversion differences arise in connection with foreign currency differences in the consolidation of foreign entities. Foreign currency differences with respect to monetary items (liabilities or receivables) that are in reality part of the Company’s net investment in a foreign entity are treated as conversion differences. Upon the disposal of a foreign entity the accumulated conversion differences related to that entity are reversed and recorded in the profit and loss account in the same period that the profit or loss on the disposal is recorded.

Fair value reserve
The fund for unrealized profit includes actuarial gains and losses recognized directly in equity and the overall net changes in the fair value of financial instruments classified as available for sale until the investment has been disposed of or it has been ascertained that the investment is of no value.

INCOME TAXES
Income tax on the profit and loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The evaluation is based on historical performance and future budgets and business plans. Future pre-tax profit estimates is a key indication in the evaluation.

Taxable and deductible differences, which are, or may be, reversed in the same period, are offset. Any remaining deductible difference is used as a basis for recognizing a deferred tax asset if future taxable income is likely to occur. Deferred tax liability and assets are presented net within the same tax regime.

EMPLOYEE BENEFITS
Pension obligations
The Group has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

Ceragon Networks AS (former Nera Networks AS)

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized prior service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in the consolidated statement of comprehensive income in the period in which they arise.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Stock options
The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

Social security taxes on stock options are measured at the end of each reporting period based on the excess of the quoted market price of the shares over the exercise price. The expenses are recognized as cost on a straight-line basis over the service period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Profit-sharing and bonus plans
The Group recognizes a liability and an expense for bonuses and profit-sharing where contractually obligated or where there is a past event that has created a constructive obligation.

PROVISIONS
A provision is recognized in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.

Warranties
A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical experience and a weighting of all possible outcomes against their associated probabilities.

Restructuring expenses
Restructuring provisions include only direct expenses that are related to the actual restructuring and not part of the day-to-day operations. Provisions are only made for expenses that cannot be associated with future revenues. Restructuring provisions are recorded in the accounts when the Company has a detailed restructuring plan for an identified business area, the affected sites have been clarified, the types of departments that will be affected and the number of employees who will receive severance packages have been defined, the type of expenses that will be incurred has been estimated, the start date for the restructuring has been determined and the restructuring plan has been communicated to those who will be affected by the plan. Fixed assets that are to be disposed of shall be valued at the lesser of the book value and fair value (sales value less sales expenses). When some or all of the expenses related to the restructuring are to be covered by others, this related receivable is not taken into account before it is clear that the expenses will be covered.

TRADE AND OTHER PAYABLES
Trade and other payables are stated at cost.

REVENUE RECOGNITION
Goods:
The ordinary sale of goods is usually recognised upon delivery. Delivery is considered complete when the customer takes over significant risks and rewards for a delivered product.

In addition to assuming the risks and the rewards, the following criteria must be satisfied for recognition:
– It is probable that the consideration can be collected
– The income can be measured reliably

The amount recognised is measured as the fair value of the consideration or receivable.

Services:
Services delivered which is not part of a construction contract are recognised as revenue incrementally as the service is provided. Revenue is shown net of value added tax, returns, rebates and discounts and after inter-company sales within the Group. Sales of services are recognized in the accounting period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be provided.

Revenues related to projects are recognized using the percentage-of-completion method, reference made to the paragraph on Construction contracts for further details.

Interest income is recognized on a time-proportion basis using the effective interests’ method. Dividend income is recognized when the right to receive payment is established.

Ceragon Networks AS (former Nera Networks AS)

ACCOUNTING FOR LEASES
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. The Company recognizes finance leases as assets and liabilities in the balance sheets at amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. A finance lease gives rise to depreciation expense for the asset as well as a finance expense for each accounting period. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

EARNINGS/LOSS PER SHARE (EPS)
Basic earnings per share is calculated by dividing the net profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share are computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options. Stock options are deemed to have been converted into ordinary shares on the date when the options were granted.

CONTINGENT LIABILITIES
Contingent liabilities are defined as potential liabilities resulting from prior events where the existence of the liabilities are dependent on future events; liabilities that are not recorded in the accounts since it is not probable that they will entail any settlement payments; and liabilities that cannot be measured with an adequate degree of reliability.

Contingent liabilities are not recognized in the annual accounts with the exception of uncertain liabilities taken over in connection with the purchase of a business. Significant contingent liabilities are disclosed unless the probability of the liability is low. A contingent asset is not recorded in the annual accounts, but it will be disclosed if there is a certain probability that it will benefit the Group.

EVENTS AFTER THE BALANCE SHEET DATE
New information on the Company’s positions on the balance sheet date has been incorporated into the annual accounts. Events after the balance sheet date that do not affect the Company’s position on the balance sheet date, but will affect the Company’s position in the future have been disclosed if they are material.

NOTE 3 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

CONSTRUCTION CONTRACTS
Construction contracts are recognized in accordance with the percentage-of-completion method. The recognition of revenue is deferred until the progress reaches an adequate degree of completion, based on milestones in the contract, so that the outcome can be estimated with an adequate degree of probability. The per contract profit is estimated based on the calculated cost of equipment deliveries, shipment, any installation and other associated costs. Budgeted costs may change significantly in the event of unforeseen problems in the delivery of the contract, or if prices for purchased services or third-party materials change.

WARRANTY PROVISIONS
The Group provides for the estimated cost of product warranties at the time revenue is recognized. Warranty provision is established based upon best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. This includes making estimates for failure rates, the length of warranty periods and repair costs. While we believe that warranty provisions are adequate and that the judgment applied are appropriate, the ultimate cost of product warranties could differ materially from the estimates

INVENTORY-RELATED ALLOWANCES
Inventories is periodically reviewed for excess amounts, obsolescence and declines in market value below cost, and the Group records an allowance against the inventory balance for any such declines. These reviews require management to estimate future demand for our products. Possible changes in these estimates could result in revisions to the valuation of inventory in future periods.

PENSIONS
The determination of pension benefit obligations and expense for defined benefit pension plans is dependent on selection of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in note 15 and include, amongst others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. The assumptions are based on actual historical experience and external data regarding compensation and discount rate trends. While we believe that the assumptions are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect pension obligation and future expense.

CAPITALIZED DEVELOPMENT COSTS
Certain development costs are capitalized when it is probable that a development project will generate future economic benefits and certain criteria, including commercial and technological feasibility, have been met. These costs are then amortized on a systematic basis over their expected useful lives. During the development stage, management must estimate the commercial and technological feasibility of these projects as well as their expected useful lives.

Whenever there is an indicator that development costs capitalized for a specific project may be impaired, the recoverable amount of the asset is estimated. An asset is impaired when the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s net selling price and value in use. Value in use is the present value of discounted estimated future cash flows. While we believe that the assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future.

INCOME TAXES
The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Valuation allowances are recorded to reduce the deferred tax assets to an amount that is more likely than not to be realized. Deferred tax assets are recognized if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. We have considered future taxable income and tax planning strategies in assessing whether deferred tax assets should be recognized. These strategies are based on the Group structure and corresponding group contribution options at year end. Based on this assessment – and change in group contribution options during 2009 - the deferred tax assets were written down in 2009.

ACQUISITION OF NERA TELECOMMUNICATIONS LATIN-AMERICA SA (“NERA VENEZUELA”)
The acquisition of the subsidiary Nera Telecommunications Latin-America SA in Venezuela from the parent company is a transaction under common control, for which there is no accounting standard. The company has elected to apply the acquisition method as outlined in IFRS 3 for the transaction. However negative goodwill is not recognized in the profit and loss account, but instead presented as a transaction with owners

Ceragon Networks AS (former Nera Networks AS)

NOTE 4 Financial risk management

RISK MANAGEMENT
Financial risk management for Nera Networks Group is integrated with financial risk management for Eltek ASA. Risk management is an integral part of the strategic business management at Nera Networks and Eltek, and the objective is to support Nera Networks/Eltek’s strategic and financial goals. The goal of the risk management system is to survey all the significant risk areas and reduce the consequences of undesired incidents in strategic, operational and financial areas to acceptable levels through a structured and continuous process.

Nera Networks AS was in January 2011 sold to Ceragon (UK) Limited. Nera Networks Group is now integrated with financial risk management for Ceragon Networks Ltd (Israel), parent company in the Ceragon Group.

Within the financial area, a set of special routines have been defined to survey and handle risk areas related to treasury, customer credit and other financial risk areas.

FINANCIAL RISK
The Group Treasury function at Eltek ASA Corporate level, perform identification, assessment and reduction of financial risks together with the Treasury function in Nera Networks AS. In addition Nera Networks have established bid process routines for the assessment of risk in material contracts and tenders including a credit assessment of the customer. Other ongoing credit assessment is performed in the individual business unit. Nera Networks/Eltek do not perform interest rate or currency trading for its own account for a speculative purpose.

Market risk
Exchange rate risk
Due to its international operations Nera Networks is exposed to exchange rate fluctuations. The carrying amount of investments in foreign entities is exposed to fluctuations in exchange rate versus NOK. Revenues in other currencies than NOK are to some extent offset by costs in local operations and purchases in same currency, but net cash flow is exposed to currency fluctuations. The table below illustrates Nera Networks`s 2010 and 2009 revenues broken down by currency;

	2010		2009
	Amount	Share in	Amount	Share in
	in NOK	percentage	in NOK	percentage
USD (US Dollar)	289.9	19.3%	518.1	29.3%
EUR (Euro)	142.5	9.5%	462.4	26.2%
NOK (Norwegian Kroner)	582.2	38.7%	120.6	6.8%
GBP (British Pound)	26.7	1.8%	61.3	3.5%
BRL (Brazilian Real)	236.1	15.7%	417.5	23.6%
VEF (Venezuela Bolivares)	47.5	3.2%	-	-
Other	178.4	11.9%	187.3	10.6%
Total	1,503.3	100%	1,767.1	100.0%

Nera Networks has operations in Venezuela through its subsidiary Nera Telecom Latin-America. Venezuela have for some time experienced high inflation rates and in the fourth quarter 2009 the International Financial Reporting Standards (IFRS) prescribe that the Venezuelan economy should be considered as hyperinflationary for 2010. Consequently IAS 29 - Financial Reporting in Hyperinflationary Economies has been applied for the subsidiary Nera Telecom Latin-America. The hyperinflation effect is reflected in the 2010 income statement and the balance sheet as at 31 December 2010. The hyperinflation effect has a negative impact of NOK 9.7 million on the pre-tax result in the income statement for 2010. See note 32 for further information.

The Venezuelan currency (VEF) is fixed versus USD at an official rate which has been 2.15 in 2009.  January 8, 2010 the Venezuelan Government chose to devalue and a two rate official currency rate system was introduced. The applicable official rate going forward will be USD/VEF 4.30. Timely access to foreign currency has in recent years been as issue in Venezuela. In 2010 the authorities has effectively terminated the parallel market and access to foreign currency is limited.

Nera Telecom Latin-America is included in the Financial Statements based on translation using the official currency rate USD/VEF 4.3 in 2010.

Current hedging strategy for Nera Networks is mainly related to hedging of net current assets. In addition, Nera Networks hedges currency denominated net investments in foreign subsidiaries and other assets based on a value assessment of each individual investment. The hedging instrument used is mainly a combination of foreign exchange contracts and currency borrowings.

The responsibility for hedging the foreign currency risk lies with Nera Networks, which will gain risk relief against the Eltek Corporate treasure unit. The treasury units in Eltek ASA Corporate will enter into foreign currency hedging contacts with external banks.

Sensitivity analysis (exchange rate for USD and Euro)

USD
At 31 December 2010, if the currency had weakened by 10% against the US dollar with all other variables held constant, post-tax proﬁt for the year would have been  MNOK 34 lower (2009: MNOK 37 lower), mainly as a result of foreign exchange net losses on translation of US dollar-denominated trade receivables and payables, ﬁnancial assets at fair value through proﬁt or loss, and foreign exchange losses/gains on translation of US dollar-denominated borrowings.

Ceragon Networks AS (former Nera Networks AS)

Euro
At 31 December 2010, if the currency had weakened by 10% against Euro with all other variables held constant, post-tax proﬁt for the year would have been  MNOK 3 lower (2009: 2 MNOK higher), mainly as a result of foreign exchange net losses on translation of Euro-denominated trade receivables and payables, ﬁnancial assets at fair value through proﬁt or loss, and foreign exchange losses/gains on translation of Euro-denominated borrowings.

Interest rate risk
Nera Networks is primarily funded through intercompany loans from Eltek ASA. Nera Networks is exposed to cash flow interest rate risk primarily related to Eltek’s funding in USD and NOK, and bank deposits in various currencies. Gross interest bearing debt amounted to NOK 822 million as at 31 December 2009 and NOK 216 million as a 31 December 2010 which all have floating interest rates. Financial income and financial cost in the income statement are influenced by changes in interest rates. Historically there is a correlation between economic cycles and interest rate fluctuations. Economic cycles do also influence Nera Networks/Eltek Group earnings. The objective of Eltek’s Interest rate hedging strategy is to balance out these factors by having short term interest duration on net debt. Reference is made to note 15 for interest rate risk related to the Company’s pension commitments.

Liquidity risk
Part of Nera Networks’s business activities is capital intensive and the liquidity requirements may vary throughout the reporting period. As at 31 December 2009 the Nera Networks Group’s liquid assets, consisting primarily of bank deposits, totalled NOK 88 million, in 2010 the same figure is NOK 103 million. In addition, a reserve of unused credit lines is available through Eltek ASA loan facilities. It should be noted that substantial part of the gross cash holding consist of restricted cash deposits and cash distributed between the subsidiaries of Nera Networks and are not readily available to the holding company Nera Networks AS. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through adequate committed credit facilities to meet commitments. The Nera Networks Group Treasury department in co-operations with Eltek Corporate treasury unit monitors the liquidity reserve on a continuing basis.

Cash reserves represented by unused credit lines through Eltek ASA are limited, and the Nera Networks Group is dependent on the ability to generate positive cash flows going forward. Also, some of the companies within the Nera Networks Group have low or negative equity and are reporting weak results and cash flow. Consequently, they are dependent on continued support from the parent company Nera Networks AS.

Credit risk
Credit risk is managed at reporting unit level in co-operation with Nera Networks  treasury department. Credit risk arises from credit exposures to customers, cash and cash equivalents, derivative financial Instruments and deposits with banks and financial institutions. Nera Networks customers are primarily large public and private telecommunications companies. The credit risk is further reduced by internal quality assurance routines associated with project acceptance and pre-payments. It is customary in the telecom equipment business with long payment times. The group is exposed to some risk related to such receivables for some customers in current challenging financial market. Bad debt has historically been small.

Credit risk from financial transactions and deposits are small since a great majority of such transactions are limited to a couple of strong international banks. Some local operations have deposits with local banks.

Financial assets at fair value through profit and loss and hedging activities
Derivatives are initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value. No derivative financial instruments used for hedging activities are recognized for hedge accounting as fair value hedges or cash flow hedges.  Derivatives are therefore assessed at fair value at each period end and changes in fair value are recognized in the financial statement  through profit or loss.

RISK COVER
As stated in the introduction, Nera Networks/Eltek seeks to reduce the consequences of undesired incidents through its risk management system. There will nevertheless be a risk of undesired incidents where the consequences cannot be limited adequately by preventative measures. Cover for this type of risk will be sought through the purchase of insurance. The Eltek Group’s insurance program covers the most important areas that are common in our industry, such as insurance for transport damage, business interruption, damage to equipment and property, installation work during project deliveries, liability and other risk cover. In addition, various types of personnel insurance are included in Eltek’s insurance program.

Ceragon Networks AS (former Nera Networks AS)

NOTE 5 Group entities

Geographical segment information

Amounts in NOK millions		2010	2009
Revenue (by customer location):	Americas	671.2	660.3
	EMEA	615.3	1,042.3
	Asia/Pacific	216.7	64.5
	Total	1,503.3	1,767.1

Operating profit (by company location)	Americas	(228.7)	(44.4)
	EMEA	(67.7)	(196.2)
	Asia/Pacific	(2.4)	(3.6)
	Total	(298.8)	(244.2)

Non-current assets*	Americas	40.6	8.0
(by company location)	EMEA	176.1	637.3
	Asia/Pacific	1.1	1.2
	Eliminations	(14.8)	(383.6)
	Total	202.9	262.9

The following subsidiaries are included in the consolidated financial statements

	Country of	Ownership	Voting
Company	incorporation	interest	power
Nera Ltd	United Kingdom	100.0%	100.0%
Nera America Latina Ltda	Brazil	100.0%	100.0%
holders of the Company	India	100.0%	100.0%
Nera Networks Srl	Italy	100.0%	100.0%
Nera de Mexico SA de CV	Mexico	100.0%	100.0%
Nera Microwave Nigeria Ltd	Nigeria	100.0%	100.0%
Nera Networks Polska Sp.z.o.o.	Poland	100.0%	100.0%
Nera Telec. De Uruguay SA	Uruguay	100.0%	100.0%
Nera Paraguay SA	Paraguay	100.0%	100.0%
Nera Networks d.o.o. Beograd	Serbia	100.0%	100.0%
Nera Networks Algeria EURL	Algeria	100.0%	100.0%
Nera Networks (SA) (Pty) Ltd	South-Africa	100.0%	100.0%
Nera Uganda Ltd.	Uganda	100.0%	100.0%
Nera Argentina SA	Argentina	95.0%	100.0%
Nera Networks OOO	Russia	100.0%	100.0%
Nera Networks s.r.o	Slovakia	100.0%	100.0%
Nera Inc.	USA	100.0%	100.0%
Nera Telecommunicaciones Latin-America SA	Venezuela	100.0%	100.0%
Nera Networks CZ	Czech Republic	100.0%	100.0%
Nera Invest AS	Norway	100.0%	100.0%

Ceragon Networks (Nera Networks) specializes in wireless microwave transmission systems for telecom networks.  All Ceragon Networks (Nera Networks) Group subsidiaries operates within the Transmission market segment. On  April 1st 2010, Ceragon Networks AS (Nera Networks AS) acquired 100% of the share capital of Nera Telecommunicaciones Latin-America SA ("Nera Venezuela")  from its parent company  Eltek ASA. As a consequence it has been consolidated since Q2 2010. No minority interest related to Nera Argentina SA is recognized according to shareholders' agreement. The minority has no controlling interest, and no right to share results or right to dividends.

NOTE 6 Property, plant and equipment

Amounts in NOK millions			Fixtures and
	Land and	Plant and	office
	buildings	machinery	equipment	Total
Cost at 1 January 2009	173.8	71.4	152.5	397.7
Acquisitions	0.2	16.3	5.9	22.4
Disposals	-	(7.3)	(4.4)	(11.7)
Reclassification cost price	-	0.1	0.1	0.3
Exchange differences	(27.3)	(2.8)	(6.1)	(36.2)
Cost at 31 December 2009	146.7	77.7	148.0	372.4

Depreciation and impairment losses at 1 January 2009	2.9	55.5	107.7	166.1
Depreciation for the year	5.2	6.6	12.9	24.8
Impairment for the year	40.0	-	-	40.0
Disposals	-	(7.1)	(3.1)	(10.3)
Exchange differences	(0.7)	(1.4)	(3.0)	(5.1)
Depreciation and impairment losses at 31 December 2009	47.4	53.6	114.5	215.5

Carrying amount at 31 December 2009	99.3	24.1	33.5	156.9

Cost at 1 January 2010	146.7	77.7	148.0	372.4
Acquisitions (including acquisition of subsidiaries)	-	15.9	15.0	30.9
Disposals	(141.2)	(0.1)	(2.5)	(143.9)
Exchange differences	(5.4)	(1.7)	(0.5)	(7.6)
Cost at 31 December 2010	-	91.8	160.0	251.8

Depreciation and impairment losses at 1 January 2010	47.4	53.6	114.5	215.5
Depreciation for the year	-	11.9	15.3	27.2
Disposals	(45.6)	(0.1)	(1.7)	(47.5)
Exchange differences	(1.8)	(0.9)	0.2	(2.4)
Depreciation and impairment losses at 31 December 2010	-	64.5	128.3	192.8

Carrying amount at 31 December 2010	-	27.3	31.6	59.0

"Land and buildings" represent the production facility in Slovakia. In 2009 this was written down MNOK 40 to market value.  In 2010 this building was sold to Eltek Valere Slovakia. Sales price of the building was equal to book value (95,6 Million NOK)

Ceragon Networks AS (former Nera Networks AS)

NOTE 7 Intangible assets

Amounts in NOK millions

	Capitalized development expenses	Other	Total
Cost at 1 January 2009	297.5	17.4	315.0
Acquisitions	85.7	0.1	85.7
Disposals	-	(0.1)	(0.1)
Exchange differences	-	(1.6)	(1.6)
Cost at 31 December 2009	383.2	15.8	399.0

Amortization at 1 January 2009	70.4	10.3	80.7
Amortization for the year	58.7	4.7	63.3
Disposals	-	(0.1)	(0.1)
Exchange differences	-	(0.9)	(0.9)
Amortization at 31 December 2009	129.1	13.9	143.0

Impairment losses at 1 January 2009	-	-	-
Impairment during the year	150.0	-	150.0
Exchange differences	-	-	-
Impairment losses at 31 December 2009	150.0	-	150.0

Carrying amount at 31 December 2009	104.1	1.9	106.0

Cost at 1 January 2010	383.2	15.8	399.0
Acquisitions	42.6	2.0	44.6
Disposals	-	-	-
Exchange differences	-	(0.4)	(0.4)
Cost at 31 December 2010	425.8	17.4	443.2

Amortization at 1 January 2010	129.1	13.9	143.0
Amortization for the year	35.6	1.0	36.7
Disposals	-	-	-
Exchange differences	-	(0.3)	(0.3)
Amortization at 31 December 2010	164.7	14.6	179.3

Impairment losses at 1 January 2010	150.0	-	150.0
Impairment during the year	-	-	-
Exchange differences	-	-	-
Impairment losses at 31 December 2010	150.0	-	150.0

Carrying amount at 31 December 2010	111.2	2.8	113.9

Capitalized development expenses are depreciated over 3-5 years after release date. Other consists primarily of IT-software and is depreciated over 3 -10 years.

In 2011 the R&D asset of mnok 111.2 represented by IP rights where sold to Ceragon Networks Ltd. (Israel) for million 8,6 USD. Part of the asset had lost its value due to new technology brought by Ceragon. This lead to a loss of MNOK 61,4.

Impairment test 2009:
When testing impairment, Ceragon Networks (Nera) Group as a whole is considered as one Cash Generating Unit (CGU).The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on the 2010 updated budget, the business plan for 2011 - 2012 and estimated figures for 2013 - 2014. The average growth rates used for 2013 - 2014 and beyond is 2.5%. The after-tax discount rate used is 11.4% (effective pre-tax rate 14,4%). The assumptions used implies cost of debt 7,3% and cost of equity 19%.  The impairment test resulted in impairment of NOK 190 million allocated to R&D NOK 150 million (included R&D and engineering costs) and building Slovakia NOK 40 million. Applying a WACC rate/growth rate +/- 1% has a negative impact of NOK 94 million on the value-in-use calculation related to the business segment Nera Networks where impairment has been identified. The impairment calculations were based on information available at year-end 2009. The above impairment valuation was also in line with valuation expressed  in Memorandum of Understanding (MoU) from December 2009 related to possible sale of the Ceragon Networks (Nera Networks) Group. The MoU did not materialize. The actual performance in 2010 has been weaker than estimated in the 2010 budget and if used in the impairment test at year-end 2009  may have resulted in a higher impairment charge.  Applying updated valuation from ongoing sales process in December 2010 indicate a significant  higher impairment charge.

Impairment test 2010:
In 2010 an impairment test was carried out where Ceragon Networks AS (Nera Networks AS) as a whole was considered as one cash generating unit.  Eltek Group sold 100% of the shares in Ceragon Networks AS (formerly, Nera Networks AS) on  19 January, 2011 to Ceragon (UK) Limited, an indirect wholly owned subsidiary of Ceragon Networks Ltd. (Israel). Ceragon Networks AS (formerly, Nera Networks AS) was sold on a debt-free, cash-free basis for a cash consideration of USD 48.5 million. The transaction was completed on January 19, 2011 and thus the transaction represents a good estimate of the market value of the equity in Ceragon Networks AS (formerly, Nera Networks AS) per December 31, 2010. Based on this valuation and a claim letter against Eltek dated July 16, 2012, an impairment test was carried out on the company's assets. Such impairment study was concluded with no impairment.

Ceragon Networks AS (former Nera Networks AS)

NOTE 8  Deferred income tax

Recognized deferred tax asset
Deferred tax assets and liabilities are attributable to the following:

Amounts in NOK millions
	Assets		Liabilities		Net
	2010	2009	2010	2009	2010	2009
Non-current assets	-	-	-	-	-	-
Current assets	-	-	-	-	-	-
Non-current liabilities	-	-	-	-	-	-
Current liabilities	-	-	-	-	-	-
Tax value of loss carry-forwards	-	-	-	-	-	-
Total	-	-	-	-	-	-
Recognized deferred tax asset/(liabilities)	-	-	-	-	-	-

Unrecognized deferred tax asset
Deferred tax assets have not been recognized in respect of the following items:

	Assets		Liabilities		Net
	2010	2009	2010	2009	2010	2009
Non-current assets	14.7	18.0	-	-	14.7	18.0
Current assets	8.3	3.9	(111.9)	(96.4)	(103.5)	(92.5)
Non-current liabilities	56.3	17.6	-	-	56.3	17.6
Current liabilities	15.3	38.7	-	-	15.3	38.7
Tax value of loss carry-forwards	294.7	232.7	-	-	294.7	232.7
Total	389.3	311.0	(111.9)	(96.4)	277.5	214.6
Unrecognized deferred tax asset/(liabilities)	389.3	311.0	(111.9)	(96.4)	277.5	214.6

Deferred tax assets have not been recognized in respect of these items because of the probability and uncertainty regarding future tax profits.

See note 3 for further information

Reconciliation of movement in net deferred tax assets during the year:
	Balance	Recognized	Recognized	Balance
	1 Jan 09	in income 2009	in equity 2009	31 Dec 2009
Non-current assets	29.8	(29.8)	-	-
Current assets	(11.9)	11.9	-	-
Non-current liabilities	16.4	(16.4)	-	-
Current liabilities	21.3	(21.3)	-	-
Tax value of loss carry-forwards	94.4	(94.4)	-	-
Recognized deferred tax asset/(liabilities)	149.9	(149.9)	-	-

	Balance	Recognized	Recognized	Balance
	1 Jan 10	in income 2010	in equity 2010	31 Dec 2010
Non-current assets	-	-	-	-
Current assets	-	-	-	-
Non-current liabilities	-	-	-	-
Current liabilities	-	-	-	-
Tax value of loss carry-forwards	-	-	-	-
Recognized deferred tax asset/(liabilities)	-	-	-	-

NOTE 9  Available-for-sale financial assets

Amounts in NOK millions

Investments include the following available-for-sale financial assets:

	2010	2009
Bonds Venezuela	1.2	-
Other	0.1	-
Total Available-for-sale financial assets	1.3	-

NOTE 10  Inventories

Amounts in NOK millions

	2010	2009
Raw materials	91.9	95.2
Work in progress	16.5	11.6
Finished goods	5.5	21.7
Total inventories	113.9	128.5

Inventories are shown net of impairment losses of NOK 91.7 million as of 31. December 2010 (31. Dec 2009: NOK 67.2 million).

Changes in inventory reserve are included in cost of sales in the income statement.

Ceragon Networks AS (former Nera Networks AS)

NOTE 11  Trade and other receivables

Amounts in NOK millions

	2010	2009
Trade receivables	535.3	473.4
Provision for impairment of receivables, including discounting	65.4	24.3
Trade receivables - net	469.9	449.0
Refundable VAT	42.1	64.4
Accrued non-invoiced production	166.0	283.9
Deposits	1.0	0.9
Prepaid expenses	20.9	3.5
Loans	-	1.2
Others	17.4	50.3
Total other receivables	247.5	404.4
Total trade and other receivables	717.3	853.4

The aging analysis of trade receivables is as follows:
	2010	2009
Not past due	238.1	313.0
Past due 1-90 days	133.0	97.2
Past due more than 90 days	164.1	63.2
Total trade receivables at 31 December	535.3	473.4

The Group has trade receivables on Eltek ASA (parent company at 31.12.2010) of MNOK 7,4 per 31.12.2010 and  MNOK 11,5 per 31.12.2009. Typically the payment terms of the receivables include final acceptance test and corresponding documentation. This contribute to slow payment approval processes and hence the Group has substantial overdue amounts.  Due to the aging of accounts receivable there is an inherent risk for loss. Provisions have been made mainly for accounts past due more than 90 days. The calculations include both specific provisions for identified customer  balances and general provisions, including discounting. The general provisions include calculations based on overdue status  and also provisions related to impact of the financial crisis and country specific risks. As a consequence of Ceragon Networks Ltd being an Israeli company, uncertainty is connected to payment of parts of the accounts receivables  from customers in the Middle East. Subsequent to the transaction in 2011 a provision of MUSD 6 was made to cover expected losses.

Accounts receivables  from customers in the Middle East were MUSD  20,5 at the transaction date Based on actual collection in 2011 this provision was sufficient.

Movements on the Group provision for impairment of trade receivables are as follows:

	2010	2009
At 1 January	24.3	37.1
Provision for receivables impairment	40.4	4.0
Receivables written off during the year as uncollectible	-	(16.2)
Currency translation	0.7	(0.6)
Total provision at 31 December	65.4	24.3

The currency specification of trade receivables is as follows :

	2010	2009
USD nominated	173.6	91.2
EUR nominated	106.2	112.8
GBP nominated	6.9	15.7
NOK nominated	24.3	29.9
BRL nominated	171.0	178.7
Other	53.3	45.1
Total trade receivables	535.3	473.4

NOTE 12  Financial instruments

Ceragon Networks AS (Nera Networks AS) has entered into forward exchange (currency) contracts as an element to reduce risk in the parent company related to exchange rate fluctuations.

Broken down by purchase and sales contracts for USD, EUR and other currencies, the table below illustrates Nera Network`s contractual amounts translated into Norwegian kroner for forward currency exchange contracts as at 31 December.

Net fair value of these forward exchange contracts per 31.12.2010 is MNOK + 15,4 (MNOK 4,7as of 31.12.2009). Hedge accounting is not applied in the financial statement (cf IAS 39)

The financial instruments below (unrealized profit/loss) are measured at fair value through the profit and loss account in the financial statement

Currency forward contracts
Amounts in NOK millions

	2010
	Maturity-/	Sales contracts		Purchase contracts
	settlement	Nominal	Unrealized	Nominal	Unrealized
Currency	period	amount	profit/(loss)	amount	profit/(loss)

USD	2011	445.4	12.6	-	-
EUR	2011	104.9	2.8	-	-
Total		550.3	15.4	-	-

	2009
	Maturity-/	Sales contracts		Purchase contracts
	settlement	Nominal	Unrealized	Nominal	Unrealized
Currency	period	amount	profit/(loss)	amount	profit/(loss)

USD	2010	342.6	4.0	13.1	(1.4)
EUR	2010	42.2	0.7	-	-
Total		384.8	4.7	13.1	(1.4)

Ceragon Networks AS (former Nera Networks AS)

NOTE 13  Cash and cash equivalents

Amounts in NOK millions

Per 31.12.2010 the group's liquid assets comprise cash and bank deposits, in total MNOK 102,6.

The amount includes restricted funds of TNOK 20,172 in a deposit account relating to bank guarantees to customers.

The Norwegian parent company has no restricted funds relating to employees' tax deduction.  Liability for employees' tax deduction owing is per 31.12.2010 secured by a bank guarantee with nominal value TNOK 12,000 for the Norwegian company.

	2010	2009
Net value bank and cash	(56.9)	(132.6)
Group account, classified as short term debt.	159.5	220.8
Value of cash and cash equivalents per 31.12	102.6	88.2

NOTE 14 Share capital

The share capital in Ceragon Networks AS (Nera Networks AS) per 31.12.2010 consists of one share class with in total 5,000,000 shares with nominal value NOK 17 per share. Total share capital per 31.12.2010 is NOK 85.000.000. Each share has the same rights.

The company is per 31.12.2010 100% owned by Eltek ASA through Networks Holding AS, and is included in the consolidated financial statements of Eltek ASA for 2010. Networks Holding is a 100% owned subsidiary of Eltek ASA

Eltek ASA is located in Drammen, with the following postal address: P.O.Box 2340 Strømsø, 3036 Drammen.

On 19 January 2011 Eltek ASA/Networks Holding AS sold 100% of the shares in Nera Networks AS to Ceragon (UK) Limited, who is 100% owned by Ceragon Networks Ltd. Ceragon Networks Ltd has main office in Tel Aviv in Israel.

Ceragon Networks AS (former Nera Networks AS)

NOTE 15  Retirement benefit obligations

Amounts in NOK millions
Specification of pension cost for the year (parent company):

	2010	2009
Current service cost	0.6	1.8
Interest cost	2.6	3.0
Expected return on plan assets	(1.5)	(1.9)
Estimate change/deviations in the income statement	3.4	6.4
One-off impact from change in pension scheme	(2.3)	-
Pension costs defined benefit scheme exclusive of payroll tax	2.9	9.2
Payroll tax	0.1	1.3
Pension costs defined benefit scheme	3.1	10.5
Defined contribution scheme	11.3	11.0
Total pension cost	14.3	21.5

	Secured	Unsecured
	schemes	schemes	TOTAL
Liability in the balance sheet 31.12.2010
Calculated pension liability	42.5	20.4	62.9
Plan assets at market value	(41.5)	-	(41.5)
Net calculated liability	1.0	20.4	21.4
Gain/loss not recognized in income statement	-	-	-
Pension liabilities related to subsidiaries	0.2	-	0.2
Total	1.2	20.4	21.6
Accrued payroll tax	0.1	2.9	3.0
Net pension liability 31.12.2010	1.3	23.3	24.6

Number of persons comprised by the
defined benefit scheme:	106	37

	Secured	Unsecured
	schemes	schemes	TOTAL
Liability in the balance sheet 31.12.2009
Calculated pension liability (PBO)	44.3	29.3	73.6
Plan assets at market value	(49.4)	-	(49.4)
Net calculated liability	(5.1)	29.3	24.2
Gain/loss not recognized in income statement	-	3.0	3.0
Pension liabilities related to subsidiaries	3.0	-	3.0
Total	(2.1)	32.2	30.1
Accrued payroll tax	-	4.6	4.6
Net pension liability 31.12.2009	(2.1)	36.8	34.6

At the end of 2010 the defined contribution scheme comprises overall 263 members, compared to 382 per 31.12.2009

Connection between pension liability 31.12.2009 and 31.12.2010 (defined benefit scheme):

Pension liabilities 31.12.2009	34.6
Pension cost 2010	3.1
Paid from operations etc.	(13.2)
Estimate change recognized in equity	-
Net pension liabilities 31.12.2010	24.6

Plan assets are comprised as follows:

	2010	2009
Short-term bonds	24%	35%
Long term bonds	30%	24%
Real Estate	16%	17%
Stocks	14%	5%
Other	16%	19%
Sum	100%	100%

Ceragon Networks AS (former Nera Networks AS)

ACTUARIAL ASSUMPTIONS (parent company):	31/12/2010	31/12/2009
Return on plan assets	5.10%	5.70%
Discount rate	3.60%	4.50%
Future salary increases	4.00%	4.50%
Annual G-regulation	3.75%	4.25%
Annual regulation of pensions in payment	1.00%	1.40%
Average payroll tax factor	14.10%	14.10%
Utilization percentage AFP:	40.00%	40.00%
Voluntary retirement/turnover	2.00%	2.00%

The defined benefit plan mainly relates to Ceragon Networks AS (Nera Networks AS) in Norway. Several other Group companies operate defined contribution pension schemes for the benefit of employees. The assets of these schemes are administrated by trustees in funds independent from those of the Company, and the pension funds have not been entered in the companies’ balance sheet.

Until 1998 Nera Ltd UK participated in the Merchant Navy Officers Pension Fund (MNOPF). Former participating employers of the MNOPF are exposed to movements in the asset and liabilities of the MNOPF. An actuarial valuation of the scheme in 2003 indicated an overall deficit of GBP 194 million. The basis for determining how surpluses and deficits are allocated amongst participating member employers has been subject of legal proceedings. In March 2005 the legal case was settled and Nera Ltd UK received notification from the MNOPF that’s it share of the 2003 deficit was GBP 140 thousand. This amount has been settled. An additional payment of GBP 20 thousand was levied due to the shortfall in 2003. The 2006 valuation deficit share was GBP 112 thousand, which has been settled in 2008. An actuarial valuation of the scheme in March 2009 indicated an overall deficit of GBP 450 million.  Management has made provision of NOK 2.9 million related to expected share of the deficit as of December 31, 2009 which was collected in 2010. In view of the directors it is not possible to assess the Company’s proportion, if any, of future liability in respect of any further projected deficits or surpluses arising from actuarial valuations of the MNOPF. A survey of the larger companies within the scheme identified that they expense the shortfall in the year that it is determined due to the uncertainty of the value.

The potential liability related to the MNOPF was not transferred to Ceragon Group in the acquisition 19.01.2011.

Eltek retained the ownership of Nera Networks’ previous subsidiary in the United Kingdom, Nera Limited, and as a consequence, also the pension obligations of Nera Networks in the United Kingdom.

NOTE 16  Provisions for other liabilities and charges

Amounts in NOK millions

		Warranties	Other
	Restructuring	and Claims	provisions	Total
At 1 January 2009	32.0	51.3	82.2	165.5
- Additional provisions	24.9	10.1	41.4	76.4
- Unused amounts reversed	-	-	-	-
Exchange difference	(2.3)	(0.2)	(1.6)	(4.1)
Used during year	(28.0)	(11.6)	(12.3)	(51.9)
At 31 December 2009	26.7	49.6	109.7	186.0
Current liabilities part	13.2	44.6	47.8	105.6
Non-current liabilities part	13.5	5.0	61.9	80.4

		Warranties	Other
	Restructuring	and Claims	provisions	Total
At 1 January 2010	26.7	49.6	109.7	186.0
- Additional provisions	13.9	12.6	162.7	189.3
- Unused amounts reversed	-	(26.1)	-	(26.1)
Exchange difference	(0.1)	(1.3)	-	(1.4)
Used during year	(17.5)	(5.2)	(9.5)	(32.2)
At 31 December 2010	23.0	29.7	263.0	315.6
Current liabilities part	15.0	24.0	53.1	92.1
Non-current liabilities part	8.0	5.7	209.8	223.5

Restructuring
The restructuring provision in 2009  and 2010 is related to severance pay and other restructuring costs in connection to reorganizing and downsizing  processes. Ceragon Networks (Nera Networks) is aligning the costs levels to lower demand and an uncertain outlook in some of the main markets.

Warranty
The Company provides for the estimated cost of product warranties at the time revenue is recognized. Warranty provisions are established based upon best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. This includes making estimates for failure rates, the length of warranty periods and repair costs. While the Company believes that warranty provisions are adequate and that the judgments applied are appropriate, the ultimate cost of product warranties could differ materially from the estimates.

Hence warranty provisions reflect the expected future expenses related to guarantee commitments for products that are within their warranty period at the balance sheet date. The warranty period is normally 1-3 years from the delivery date. The provisions are based on historical amounts of actual warranty expenses, and also consider the expected expenses associated with new warranty problems that are identified.

Other provisions
Other provisions include the following:

Provisions related to clean up projects (16,4 MNOK  as of 1.12.2010); This provision is mainly related to additional cost to be incurred with certain older projects in order to solve technical and other issues on the installed system, which are basically related to the customers Claro and Oi Telemar in Brazil.

Certain labor claims have been made against the Company or its subsidiaries. The Company recorded a provision for probable losses in an amount of US$ 0.4 million, which are reasonably estimable, arising from this claims, as estimated by management. Management believes that there is no material exposure to loss in excess of the amount accrued.

The Company recorded accruals for direct and indirect tax contingencies to the extent that we conclude that a tax position is not sustainable under a “Probable” standard in one of its subsidiaries. These contingencies are related to tax issues mainly . We record accruals for all other contingencies to the extent that we conclude their occurrence is probable and the related damages are estimable. If a range of liability is probable and estimable and some amount within the range appears to be a better estimate than any other amount within the range, we accrue that amount.

Provisions that are considered by the Company and its legal counsels as necessary to cover possible losses in future legal proceedings of any kind are amount of approximately US$23.1 million, mainly related to the following:

a. Exposures for additional direct and indirect tax payments that are mainly related to the valuation of the imported goods and classification.

b. Exposures for additional direct and indirect tax payments due to discrepancies in the inventory records of the Company that may result additional tax obligation.

c. The Company delivered certain equipment to clients for demonstration purposes that may raise  additional indirect tax payments.

d. The Company imported products assisted by a trading company and made payments of indirect taxes to local tax authorities. Exposure for reversal of the credit may raise tax contingency.

e. Exposures for additional direct tax payments due to transfer prices in intergroup transactions and taxation of branch profits in the holding company jurisdiction. The main effect of these exposures is reduction in NOL’s in the said jurisdiction.

Ceragon Networks AS (former Nera Networks AS)

NOTE 17 Borrowings Eltek ASA

Ceragon Networks (Nera Networks) Group do not have any material credit facilities with financial institutions

Ceragon Networks (Nera Networks) Group was until 31. December 2010 primarily financed through intercompany loans from Eltek ASA. In 2009 there were term loan issued to Ceragon Networks AS (Nera Networks AS) as well as directly to subsidiaries in Ceragon Networks (Nera Networks) Group. These were transferred to Ceragon Networks AS (Nera Networks AS) in 2010. The term loans are all classified as long term borrowings as there are no down payment scheduled for the  next 12 months. Interest expenses are charged based on Eltek ASA borrowing costs (NIBOR/LIBOR + 3.50%)  +0.5%. Interest expenses have in recent years mainly been added to the loan balance and not paid. Ceragon Networks AS (Nera Networks AS) participates in Eltek ASA`s cash pool agreement. As at December 31, 2010, drawings under this agreement was NOK 159,5 Million which is reported as short term borrowings to Eltek ASA. The limit for the cash pool arrangement was NOK 230 million as of 31.12.2010.

Borrowings split by currency :
Amounts in NOK millions
	2010	2009
NOK	272.4	328.4
USD	(57.0)	270.1
EUR	2.3	128.6
GBP	0.5	83.1
MXN	-	12.1
Other	(1.3)	-
Total borrowings Eltek ASA	216.9	822.3
Classified as short term loan	159.5	220.8
Classified as long term loan	57.3	601.5
Total borrowings Eltek ASA	216.9	822.3

Negative amounts (USD as of 31 December 2010) implies a deposit in the multi currency cash pool.

Book value of assets placed as security for borrowings from financial institution to Eltek ASA:

	2010	2009
Fixed assets	34.3	28.0
Inventories	13.7	13.6
Trade and other receivables	709.3	610.7
Total book value	757.2	652.3

In addition Nera Networks AS is guarantor for Eltek ASA`s debt to financial institutions and there is a share pledge related to the shares in Nera Networks AS.

Purchase of intercompany receivables from Eltek below par value
In 2010 Ceragon Networks AS (Nera Networks AS) purchased receivables against its subsidiaries Nera UK, Nera Mexico and Nera US from Eltek ASA which is not part of the Ceragon Networks (Nera Networks) Group. Total consideration was NOK 53 778 000. The par value of the receivables was NOK 412 047 000. The purchase price was based on a valuation of the receivables. The effect of the equity on the Ceragon Networks (Nera Networks) Group accounts was an increased equity of NOK 358 269 000 and a corresponding reduction in long term loans. The effect of NOK 358 269 000 corresponded to the difference between par value and purchase price (NOK 412 047 000 - 53 778 000)

Remission of debt January 2011:
The short-term loan from  Eltek ASA  of NOK 159,5 Million and the long-term loan from Eltek ASA of NOK 57,3 Million was remitted in January 2011. The debt remission was a step in the sale of Nera Networks AS from Eltek ASA to Ceragon.

NOTE 18 Trade creditors and other payables

Amounts in NOK millions

	2010	2009
Trade creditors	244.4	227.0

Advances invoiced manufacturing contracts	157.2	199.3
Salary provisions/debt against employees	30.4	33.3
Public duties payable	83.3	90.6
Other incurred costs, incl project provision	33.4	10.3
Total other payables	304.2	333.5

Trade creditors and other payables	548.5	560.4

The aging analysis of trade creditors is as follows:
	2010	2009
Not past due	124.6	143.0
Past due 1-90 days	100.2	74.8
Past due more than 90 days	19.6	9.2
Total trade creditors at 31 December	244.4	227.0

The currency specification of trade creditors is as follows :

	2010	2009
USD nominated	110.0	118.1
EUR nominated	38.1	29.9
GBP nominated	16.6	3.0
NOK nominated	55.1	45.6
BRL nominated	7.9	18.2
Other	16.7	12.2
Total trade creditors	244.4	227.0

Ceragon Networks AS (former Nera Networks AS)

NOTE 19  Other (losses)/gain - net

Amounts in NOK millions
	2010	2009
Other operating revenue	-	0.7
Restructuring costs	(3.4)	(10.3)
Recognition of negative goodwill related to "Nera Venezuela", cf note 30	-	-
Net gains on foreign exchange forward contracts through profit and loss	10.8	3.4
Net foreign exchange gains (losses) in operating activities	(14.5)	(17.8)
Other operating costs	-	-
Total	(7.1)	(24.0)

NOTE 20 Employee benefit expenses

Amounts in NOK millions
	2010	2009
Wages and salaries	302.5	297.1
Social security fees	39.7	32.5
Pension costs - defined contribution plans	11.6	11.4
Pension costs - defined benefit plans (note 15)	3.1	14.8
Cost of stock options (share based payments)	1.1	(0.1)
Capitalized development costs	(34.1)	(68.6)
Other cost	19.9	17.6
Total employee benefit expenses	343.8	304.8

The number of employees at year-end was 936 in 2010 and 913 in 2009.

NOTE 21  Fees to auditor

Amounts in NOK millions

Fees to auditor - Ceragon Networks (Nera) Group total
	2010	2009
Audit fee	3.0	1.7
Certification services and agreed upon procedures	3.0	0.7
Tax services	0.8	0.5
Other services	0.1	0.1
Total fees to auditor	6.9	3.0

Fees to the auditor of Ceragon Networks AS (Nera Networks AS) (group auditor)

	2010	2009
Audit fee	0.5	0.6
Certification services and agreed upon procedures	1.5	0.4
Tax services	0.6	0.2
Other services	-	0.2
Total fees to auditor	2.6	1.4

During 2010 and internal project named Limited Financial Review (LFR) with the objective to detect potential risk factors with negative financial effects and also to identify areas of improvements was carried out. The LFR covered Brazil, Slovakia and Norway. The auditors were engaged to carry out a risk review (extended audit/agreed upon procedures), and the cost has been charged in 2010.

Ceragon Networks AS (former Nera Networks AS)

NOTE 22  Financial income and costs

Amounts in NOK millions

	2010	2009
Interest income	7.0	1.7
Net foreign exchange gains on financing activities	-	6.8
Total financial income	7.0	8.5

Interest cost	(25.0)	(46.3)
Net foreign exchange losses on financing activities	(3.0)	-
Other financial costs, including hyperinflation (cf note 32)	(9.7)	(0.2)
Total financial costs	(37.7)	(46.5)

Net financial items	(30.7)	(38.0)

NOTE 23 Income tax expense

Amounts in NOK millions

	2010	2009
Current tax	10.3	4.3
Changes in deferred tax/deferred tax assets (note 8)	-	149.9
Taxes in income statement	10.3	154.2

Ceragon Networks Group  (Nera Networks Group) had a deferred tax asset of 149.9 million in the opening balance of 2009. The  book value was justified by the fact that Eltek ASA could provide Group contribution. Due changes in group structure in 2010, this was no longer possible, and the asset was written down.

The tax on the Group’s profit/loss before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2010	2009
Profit before tax	(329.5)	(282.2)

Tax calculated at domestic tax rates	(68.5)	(61.2)
Expenses not deductible for tax purposes	7.6	5.5
Change in valuation allowance (cf note 8)	62.9	214.6
Other	8.3	(4.7)
Tax charge	10.3	154.2

Ceragon Networks AS (former Nera Networks AS)

Note 24  Contingencies and events after the balance sheet date

Sale of Ceragon Networks AS (Nera Networks AS)
The 19th of  January 2011 Eltek group sold  Ceragon Networks AS (Nera Networks AS) to Ceragon (UK) Limited, a wholly owned subsidiary of Ceragon Networks Ltd. Ceragon Networks AS (Nera Networks) was sold for a cash consideration of USD 48.5 million on a cash and debt free basis. Ceragon Networks AS (Nera Networks) was effectively sold with net cash of approximately USD 9.7 million, which increased the cash consideration correspondingly. USD 48.2 million of the cash consideration has been paid in the first quarter 2011. The remaining USD 10 million will be held in escrow for 18 months to cover Eltek’s responsibility for obligations under representations and warranties.

Pursuant to the terms of the Agreement, Networks Holding and Eltek retain a responsibility for the obligations under the representations and warranties for a period of 18 months following the Completion Date, except for representation and warranties relating to title and tax for which the survival period is up to 10 years following the Completion Date. The total liability for Networks Holding and Eltek under the Agreement is limited to USD 22 million, except for any potential liability relating to title, tax and illegal payments which is limited to the Purchase Price.

Networks Holding has retained the ownership of Ceragon Networks AS' (Nera Networks’) previous subsidiary in the United Kingdom, Nera Limited, and as a consequence, also the pension obligations of Nera Networks in the United Kingdom, estimated to approximately NOK 10 million. With respect to the United Kingdom, the Transaction has been structured as an asset purchase by Ceragon, whereby Ceragon acquires all assets and liabilities of Nera Limited, excluding the pension funds and pension liabilities, for a consideration of USD 1.9 million.

Trademark purchase agreement and Oem agreement
Immediately after Nera Networks was sold to Ceragon it entered into

 I) a Trademark Purchase Agreement with  Nera Telecommunications Ltd (NeraTel)  relating to the transfer and assignment to NeraTel of all rights,  title and interests, including all intellectual property rights in and to the Nera trademarks and Nera domain names. NeraTel is 50,1% owned by Eltek.

ii) An OEM Agreement between Nera Networks (S) Pte. Ltd. (“NNS”), a wholly-owned  subsidiary of NeraTel whereby, NNS will have the non-exclusive right to sell certain specified product in certain specified territories in the Middle East and Africa. NNS shall establish the relevant subsidiary or branch of NNS in the relevant Territory and shall offer employment to certain specified employees of Networks. Networks shall also transfer, at no additional cash consideration, full title to all assets and inventory, located at certain leased premises to NN.

As part of the agreement NeraTel will act as a subcontractor on turnkey projects in the MEA region so that Nera Networks can fulfill its contractual obligations towards customers in the region.

Bad debt provision 2011
As a consequence of Ceragon Networks Ltd being an Israeli company, uncertainty is connected to payment of parts of the accounts receivables  from customers in the Middle East. Subsequent to the transaction in 2011 a provision of MUSD 6 was made to cover expected losses.

Write-down of inventories 1st quarter 2011
As a result of the transaction between Eltek and Ceragon the inventories were written down by 13 MNOK 1st quarter 2011, mainly due to changed group accounting policies and parts of inventory being obsolete due to new Ceragon technology.

Parent company guarantee and intra group loan
Ceragon Networks AS is reporting losses and is dependent on funding from the parent company. The new owner (Ceragon Networks Ltd), has provided a  parent company guarantee, securing Ceragon Networks AS` liabilities for until August 2013.

Ceragon Networks Ltd will provide such support as will enable Ceragon Networks AS to continue its activities as a going concern and meet its obligations and liabilities as they fall due for at least the next 12 months through August 2013.

Ceragon Networks Ltd. has sufficient available funds, or alternative external financing, to enable it to provide such support to Ceragon Networks AS.

Direct and indirect taxes
There is uncertainties about the outcome in direct and indirect issues described in note 16. The extinguishment of the debts depends on the analysis and approval by the tax authorities, which will be considered based on the local statute of limitation. The full effect of the change in direct and indirect taxes legislation is still not known.

Sale of R&D Asset
In 2011 the R&D asset  of mnok 111,2 represented by IP rights where sold to Ceragon Networks Ltd. (Israel) for  million 8,6 USD. Part of the asset had lost its value due to new technology brought by Ceragon. This lead to a loss of MNOK 61,4

NOTE 25  Construction contracts

A construction contract is defined by IAS 11 "Construction contracts" as a contract specifically negotiated for the construction of an asset. When the outcome of such a contract can be estimated reliably and it is probable that the contract will be profitable, contract income is recognized over the period of the contract by reference to the estimated stage of completion. Contract costs are recognized as expenses by reference to the stage of completion of the contract activity at the end of the reporting period. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. The stage of completion is measured by reference to the accumulated amounts invoiced as a percentage of the  total estimated/negotiated revenue for each contract. Hence recognition as income takes place when the progress has reached a sufficient completion percentage based on milestones in the contract.

Contracts where delivery of equipment distinctly may be separated from installation, training etc., are split up and recognition of  income is calculated individually for each part.

On the balance sheet, the group reports the net contract position for each contract as either an asset or a liability. A contract represents an asset where expenses incurred exceed the recognized cost in the income statement based on estimated profit margin for the project,  provided that the profit margin is positive. A contract represents a liability where the opposite is the case.

Status booked values project in progress per 31.12 was:
Amounts in NOK millions
	2010	2009
Gross contractual value for ongoing projects	1,836.8	2,239.0
Accumulated revenues	1,336.5	1,645.4
Accumulated expenses	(1,170.4)	(1,408.9)
Accumulated gross profit as a % of accumulated revenues	12.4%	14.4%

Amount retained by customer:
Accrued non-invoiced production (cf note 11)	166.0	283.9
Amount of advances received (cf note 18)	9.6	40.1
Production invoiced in advance (cf note 18)	147.6	159.2

Ceragon Networks AS (former Nera Networks AS)

Note 26  Related party transactions

Ceragon Networks (Nera Networks) Group have related party transactions with Eltek ASA (EASA), Eltek Valere Group (EVG), Nera  Telecommunications Ltd (NeraTel) and Nera Telecommunications Latin-America SA (VENER).  EVG and NeraTel are business units in the Eltek Group. Transactions with  Eltek ASA are mainly related to financing. VENER was a related party up until the acquisition in Q2 2010, where after it became a group company. On  April 1st 2010, Ceragon Networks AS (Nera Networks AS) acquired 100% of the share capital of Nera Telecommunications Latin-America SA ("Nera Venezuela") from its parent company Eltek ASA.

Amounts in NOK millions		2010	2009

Sales revenue from related parties	NeraTel	70.1	95.9
	EVG	0.5	2.1
	EASA	-	-
	VENER	2.0	22.1
	Total	72.6	120.1

Interest expense	EASA	15.5	30.9
Acquisition of "Nera Venezuela" (cf note 30)	EASA	1.5	-

Sale of building Slovakia	EVG	95.4

Note 27 Shareholding and compensation to the board and group management

Wages, pension premium and other remuneration to key management and board of directors 2010:

Amounts in NOK thousands	Wages/bonus	Pension premium	Other remuneration	Total

Key management (TNOK)	4,777	231	204	5,212
Board of directors	-	-	-	-

Key management includes managing director (CEO) and CFO. They are not employed in Ceragon Networks (Nera Networks)/the Ceragon group now.

No loan/security have been granted to managing director, chairman of the board or other related parties.

CEO and CFO have a 12 month severance agreement falling due for payment in 2011/2012 as a result of the acquisition.

In accordance with authority  from the general meeting the board of directors in Eltek has distributed share options in Eltek ASA to a small number of  leading employees in Ceragon Networks AS (Nera Networks AS).

The managing director has 502,100 shares and 60,000 options in Eltek ASA per 31.12.2010

Wages, pension premium and other remuneration to key management and board of directors 2009:

Amounts in NOK thousands	Wages/bonus	Pension premium	Other remuneration	Total

Key management (TNOK)	4,426	201	25	4,652
Board of directors	-	-	-	-

As at December 31, 2009 Per Arne Henæs owns 502.100 shares in Eltek ASA and he has 60.000 stock options in Eltek ASA with average exercise price NOK 49,75.

Note 28 - Guarantees

Amounts in NOK millions
	2010	2009
Contract guarantees	117.1	134.3
Other guarantee liabilities	42.5	58.1
Total	159.6	192.4

Contract guarantees are guarantees issued when entering into contracts with customers. The guarantees are off-balance sheet.

Currently, none of the above guarantees has been called upon.

In addtion to the above the participating companies in the Eltek ASA-group are  jointly and severally liable towards a financial institution for the established Group cash pool agreement. Per 31.12.2010 there is a deposit in the group account system. As a consecuence of the aquisition the cash pool (cf note 24) the guarantee was terminated in January 2011.

Ceragon Networks AS (former Nera Networks AS)

Note 29 - Expenses by nature

Specification of cost of sales, selling/marketing cost, administrative expense and R&D/engineering cost:
Amounts in NOK millions
	2010	2009
Cost of materials	841.3	1,066.6
Employee benefit expenses (cf note 20)	343.8	304.8
Depreciation fixed assets	27.2	24.8
Depreciation intangible assets	36.7	63.3
Impairment charges	-	190.0
Bad debt	42.9	(2.0)
Restructuring cost	3.3	10.1
Other operating expenses	511.2	356.9
Other items	(4.2)	(3.3)
Total	1,802.2	2,011.3

Cost in the financial statement:
	2010	2009
Cost of sales	1,397.4	1,477.9
Selling and marketing costs	142.7	168.2
Administrative expenses	148.9	100.2
R&D and engineering costs	106.1	241.0
Other (losses)/gains - net	7.1	24.0
Total	1,802.2	2,011.3

Note 30 - Business combination

On  April 1st 2010, Ceragon Networks AS (Nera Networks AS) acquired 100% of the share capital of Nera Telecommunications Latin-America SA ("Nera Venezuela") from its parent company at that time, Eltek ASA. The reason for the transaction was that Eltek wanted to gather all its transmission business in one subgroup under Ceragon Networks AS (Nera Networks AS). A business valuation was conducted by Deloitte in order to evaluate the fair value of Nera Venezuela. The study was conducted based on income approach (DCF) and indicated that the fair value of Nera Venezuela was negative, mostly for the following factors:

a. Sales price expected to decline in a high erosion rate.

b. High discount rate, mostly due to Venezuela's hyperinflation and high risk economy.

The company has elected to apply the acquisition method as outlined in IFRS 3 for the transaction. According to IFRS 3, in a business combination in which the net assets acquired exceeds the consideration transferred, the acquirer shall recognize the resulting gain in profit or loss on the acquisition date. The gain shall be attributed to the acquirer. However, before recognizing a gain, the acquirer shall reassess whether it has correctly identified all of the assets and liabilities acquired and review the procedures used to measure the amounts. After reviewing the  valuation and PPA we came to the  conclusion that the purchase of Nera Venezuela indicated an excess amount of 15,5 Million NOK. Due to the fact that Eltek ASA was the parent company of Ceragon Networks AS (Nera Networks AS) at the aquisition date (April 1st 2010), IFRS 3 is not applied regarding recognition of negative goodwill. Hence the excess amount is treated as a capital contribution from Eltek ASA (transaction with owners) and is included in the equity statement as other reserves (other paid in capital) for 2010.

It should be noted that Nera Venezuela carry substantial amounts in cash and cash equivalents, deposits and marketable securities, whereas monetary restrictions apply on capital exits in Venezuela. Despite the mentioned above, we believe that cash and cash equivalents are presented in its fair value since there are no restrictions on using it inside Venezuela. Considering that Nera Venezuela has excess liabilities over assets in local currency, these restrictions should not apply as any outstanding liquid asset will use to pay any outstanding debt. This is the main reason for the identified  negative goodwill/excess amount.

The table below summarizes the consideration paid for "Nera Venezuela" and the fair value of assets and liabilities acquired.

Consideration at April 1st 2010 (amounts in NOK milllions):

Cash	1.5
Total consideration transferred	1.5

Recognized amounts of identifiable assets and liabilities assumed:

Financial assets (non current assets)	2.5
Other non current assets	1.1
Cash and cash equivalents	33.7
Inventories	1.0
Trade and other receivables	34.0
Trade and other payables	(55.4)
Total identifiable net assets	16.9

Negative goodwill/excess amount (equity effect)	15.5	conf equity statement

Total consideration	1.5

Ceragon Networks AS (former Nera Networks AS)

Note 31 - Operating leases

The company leases property/plant/equipment under various agreements which terminate between 2011 and 2016.

The agreements do not include extension options.

The future minimum lease payments are as follows:

Amounts in NOK millions
	2010	2009
No later than 1 year	34.9	29.5
Later than 1 year and no later than 5 years	39.2	45.1
Later than 5 years	-	0.4
Total	74.1	75.0

The rental agreement for the premises used by Ceragon Networks AS (Nera Networks AS) in Bergen expires end of September 2011. In 2010 Ceragon Networks AS (Nera Networks AS) has signed a new rental agreement related to premises used by Ceragon Networks AS (Nera Networks AS) in Bergen. The rental period is 2 years from end of September 2011 when the existing agreement ends.

Nera Networks s.r.o has signed a new rental agreement related to premises in Slovakia. The rental period is 2 years from January 2012 when the existing agreement ends.

Note 32 - Hyperinflation

During 2010 there has been hyperinflation in Venezuela.

Hence the subsidiary in Venezuela - Nera Telecommunicaciones Latin-America SA  - has been incorporated in the consolidated financial statement for 2010 according to IAS 29 (Hyperinflation economy). See note 30 for information regarding the acquisition.

The effects due to hyperinflation for 2010 are presented below

2010
Average net monetary assets 2010 (millions VEB)	25.1
Inflation in Venezuela 2010	25%
Calculated loss on net monetary assets in 2010 (millions VEB)	(6.3)
Calculated net inflation adjustment of revenue/cost (millions VEB)	(0.3)
Total hyperinflation effect 2010 (millions VEB)	(6.6)

Total hyperinflation effect 2010 (millions NOK)	(9.7)

The hyperinflation effect is classified as other financial cost in the profit and loss account for 2010.

The corresponding positive amount (millions NOK 9,7) is included in other comprehensive income for 2010.

Ceragon Networks AS (former Nera Networks AS)

Note 33 - Net investment in foreign operations

Long term foreign exchange loans from the parent company to subsidiaries at year-end treated as net investment in foreign operations in accordance with IAS 21 are specified below. The amounts is in Million, specified in the actual foreign currencies;

	2010	2009
USD nominated	71.4	22.0
EUR nominated	1.0	12.0
GBP nominated	8.9	-

Foreign exchange gains (-losses) for the companies in Ceragon Networks (Nera) Group related to the loans above are specified below (in Million NOK).

The foreign exchange gains/losses below are presented within other comprehensive income in the financial statement and with that not measured through the profit and loss account .

	2010	2009
USD nominated	(16.9)	21.2
EUR nominated	(0.5)	(8.4)
GBP nominated	(6.1)	-
Total effect of net investment in foreign operations	(23.5)	12.8

NOTE 34  Earnings and dividends per share

Earnings per share is calculated by dividing the profit (-loss) attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the company. The company has no own shares.

	2010	2009
Profit (-loss) attributable to equity holders of the company	(339.8)	(436.3)	Amounts in NOK millions
Weighted average number of ordinary shares in issue	4.131	3.150	Amounts in millions
Earnings per share (NOK per share)	(82.27)	(138.52)

The dividends paid in 2010 and 2009 were NOK 0.

NOTE 35  Other non-current assets

Other non-current assets as of 31. December 2010 is related to the subsidiary in Brazil (Nera America Latina Ltda).

The long term receivables - classified as other non-current assets - is substantially comprised by the VAT paid on acquisitions of inventories, which under Brazilian Tax Law can be offset against the VAT due on sales of goods or services provided.

There is no statute of limitation for use. Consequently, based on Company´s sales projection such credit will be fully realized after 2012, and therefore, is classified as long term receivables/other non-current assets. The value of other current assets at 31.12.2010 is not discounted.

Ceragon Networks AS (former Nera Networks AS)

NOTE 36  Opening balance

Ceragon Networks AS (former Nera Networks AS)
Consolidated balance sheet
Amounts in NOK millions	01/01/2009

ASSETS
Non-current assets
Property, plant & equipment	231.6
Intangible assets	234.5
Deferred income tax asset	149.9
Available-for-sale financial assets	-
Other non-current assets	-
Total non-current assets	615.9

Current assets
Inventories	266.4
Trade and other receivables	1,198.3
Derivative financial instruments	-
Cash and cash equivalents	50.1
Total current assets	1,514.8

Total assets	2,130.7

Ceragon Networks AS (former Nera Networks AS)
Consolidated Balance sheet
Amounts in NOK millions
01/01/2009
EQUITY
Capital and reserves attributable to equity
holders of the Company
Ordinary shares	53.6
Share premium	186.9
Other reserves	-
Retained earnings	(138.6)
Total equity	101.8

LIABILITIES
Non-current liabilities
Borrowings	-
Intercompany borrowings Eltek ASA	933.4
Deferred income tax liabilities	-
Net retirement benefit obligations	27.2
Provisions for other liabilities and charges	86.1
Total non-current liabilities	1,046.8

Current liabilities
Borrowings	-
Intercompany borrowings Eltek ASA	15.7
Trade creditors and other payables / intercompany payables	860.3
Current income tax payable	20.4
Derivative financial instruments	6.3
Provisions for other liabilities and charges	79.3
Total current liabilities	982.1
Total liabilities	2,028.9
Total equity and liabilities	2,130.7